CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS’ REPORT

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 16, 2007

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2006	2005

Assets

Current assets
Cash and equivalents	$93,689,667	$12,948,640
Marketable securities (note 4)	–	363,906
Amounts receivable and prepaids	489,846	416,971
Options exercised proceeds receivable (note 8(h))	3,740,000	–
Balances receivable from related parties (note 8)	192,480	448,360
	98,111,993	14,177,877

Equipment (note 5)	633,445	411,205
Mineral property interests (note 6)	168,221,821	16,706,930

	$266,967,259	$31,296,012

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$7,839,372	$3,161,012

Future income tax liability (notes 6(a) and 9)	61,601,069	–
	69,440,441	3,161,012

Shareholders' equity
Share capital (note 7(b))	357,364,087	132,361,949
Contributed surplus (note 7(e))	10,061,913	7,289,377
Deficit	(169,899,182)	(111,516,326)
	197,526,818	28,135,000
Nature of operations (note 1)
Subsequent events (note 11)

	$266,967,259	$31,296,012

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005	2004

Expenses
Amortization	$123,908	$93,179	$45,994
Conference and travel	935,981	700,718	351,201
Exploration (schedule)	50,612,416	43,066,417	32,594,900
Legal, accounting and audit	931,318	312,507	143,916
Office and administration	3,041,226	2,361,520	1,382,986
Shareholder communication	385,920	367,134	471,032
Stock-based compensation - exploration (note 7(d))	1,882,378	1,787,506	3,111,302
Stock-based compensation - administration (note 7(d))	4,162,686	2,302,389	3,267,575
Trust and filing	149,270	192,662	85,438
	62,225,103	51,184,032	41,454,344

Other expense (income)
Foreign exchange	(772,703)	(281,639)	251,135
Interest income	(2,237,667)	(584,562)	(357,926)
Gain on disposal of marketable securities	(194,381)	–	–
Write down of marketable securities	–	–	351,094
	(3,204,751)	(866,201)	244,303

Loss before taxes	59,020,352	50,317,831	41,698,647

Future income tax recovery (note 9)	(637,496)	–	–

Loss for the year	$58,382,856	$50,317,831	$41,698,647

Basic and diluted loss per common share	$0.75	$0.90	$1.04

Weighted average number of
common shares outstanding	77,708,870	55,845,791	39,926,335

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005	2004
Deficit, beginning of year	$111,516,326	$61,198,495	$19,499,848
Loss for the year	58,382,856	50,317,831	41,698,647
Deficit, end of year	$169,899,182	$111,516,326	$61,198,495

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005	2004

Operating activities
Loss for the year	$(58,382,856)	$(50,317,831)	$(41,698,647)
Items not involving cash
Amortization	123,908	93,179	45,994
Future income taxes	(637,496)	–	–
Gain on sale of marketable securities	(194,381)	–	–
Stock-based compensation	6,045,064	4,089,895	6,378,877
Marketable securities received	–	–	(715,000)
Write down of marketable securities	–	–	351,094
Changes in non-cash working capital items
Amounts receivable and prepaids	(72,875)	(14,765)	(173,061)
Accounts payable and accrued liabilities	4,678,360	135,857	2,879,513
Balances receivable from and payable to
related parties	255,880	(436,300)	(296,140)
Cash and equivalents used for operating activities	(48,184,396)	(46,449,965)	(33,227,370)

Investing activities
Purchase of equipment	(346,148)	(106,283)	(432,058)
Acquisition costs	(81,879)	–	–
Proceeds on sales of marketable securities	558,287	–	–
Cash and equivalents from (used for) investing activities	130,260	(106,283)	(432,058)

Financing activities
Options exercised proceeds receivable	(3,740,000)	–	–
Common shares issued for cash, net of issue costs	132,535,163	47,028,841	42,694,011
Cash and equivalents from financing activities	128,795,163	47,028,841	42,694,011

Increase in cash and equivalents	80,741,027	472,593	9,034,583

Cash and equivalents, beginning of year	12,948,640	12,476,047	3,441,464

Cash and equivalents, end of year	$93,689,667	$12,948,640	$12,476,047

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$–	$–	$–

Non-cash investing activities
Issuance of shares for mineral property interests	$89,194,447	$4,918,309	$11,788,621
Fair value of stock options allocated to shares
issued upon exercise	$5,045,304	$4,305,238	$535,796

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Other
	Pebble Property	Properties	Total

Exploration expenses for the year ended December 31, 2006
Assays and analysis	$585,981	$–	$585,981
Drilling	7,562,670	–	7,562,670
Engineering	4,744,097	–	4,744,097
Environmental	13,663,869	–	13,663,869
Equipment rental	67,257	–	67,257
Freight	1,081,734	–	1,081,734
Geological	1,250,352	–	1,250,352
Graphics	35,766	–	35,766
Helicopter	5,626,814	–	5,626,814
Property fees and assessments	172,193	–	172,193
Site activities	10,294,948	–	10,294,948
Socioeconomic	4,625,548	–	4,625,548
Travel and accommodation	901,187	–	901,187
Incurred during fiscal 2006	50,612,416	–	50,612,416
Cumulative expenditures, December 31, 2005	86,727,794	(66,418)	86,661,376
Cumulative expenditures, December 31, 2006	$137,340,210	$(66,418)	$137,273,792

Exploration expenses for the year ended December 31, 2005
Assays and analysis	$343,426	$–	$343,426
Drilling	5,724,305	–	5,724,305
Engineering	9,338,697	–	9,338,697
Environmental	13,081,142	–	13,081,142
Equipment rental	46,822	–	46,822
Freight	557,971	–	557,971
Geological	918,845	–	918,845
Graphics	62,572	–	62,572
Helicopter	4,669,476	–	4,669,476
Property fees and assessments	175,003	–	175,003
Site activities	5,052,487	–	5,052,487
Socioeconomic	2,506,824	–	2,506,824
Travel and accommodation	588,847	–	588,847
Incurred during fiscal 2005	43,066,417	–	43,066,417
Cumulative expenditures, December 31, 2004	43,661,377	(66,418)	43,594,959
Cumulative expenditures, December 31, 2005	$86,727,794	$(66,418)	$86,661,376

Exploration expenses for the year ended December 31, 2004
Assays and analysis	$745,237	$(3,623)	$741,614
Drilling	7,689,138	(715,000)	6,974,138
Engineering	3,886,839	–	3,886,839
Environmental	9,806,864	–	9,806,864
Equipment rental	248,577	–	248,577
Freight	603,711	–	603,711
Geological	1,398,162	(749)	1,397,413
Graphics	93,985	472	94,457
Helicopter	3,823,073	2,798	3,825,871
Property fees and assessments	139,714	–	139,714
Site activities	3,715,240	–	3,715,240
Socioeconomic	686,948	–	686,948
Travel and accommodation	475,105	(1,591)	473,514
Incurred during fiscal 2004	33,312,593	(717,693)	32,594,900
Cumulative expenditures, December 31, 2003	10,348,784	651,275	11,000,059
Cumulative expenditures, December 31, 2004	$43,661,377	$(66,418)	$43,594,959

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interest is the Pebble Project located in Alaska, United States of America (“USA”).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material differences between these principles and accounting principles generally accepted in the United States is shown in note 11. These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

The Company's investments in marketable securities are initially recorded at cost. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to market value.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)	Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Costs of exploration costs, feasibility studies, and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(e)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

The Company has no material asset retirement obligations as the disturbance to date is minimal.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(f)	Impairment of long-lived assets

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(g)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

Share issue costs are deducted from share capital.

(h)	Stock-based compensation

The Company has a share option plan which is described in note 7(d). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(i)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)	Loss per common share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(l)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. It is not practicable to determine the fair values of the advances to or from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

(m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability on buildings and equipment, impairment of mineral property interests, rates of amortization of equipment, the determination of reclamation obligations, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(o)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The Company has determined that it does not have any VIEs.

(p)	Comparative figures

The preparation of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
December 31, 2006
Taseko Mines Limited common shares	nil	$–	$–	$–

December 31, 2005
Taseko Mines Limited common shares	256,272	$715,000	$533,046	$363,906

The company’s investment in 256,272 common shares of Taseko Mines Limited was sold during the year ended December 31, 2006 for proceeds of $558,287.

5.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2006
Buildings	$218,549	$49,597	$168,952
Furniture and fixtures	234,883	107,824	127,059
Site equipment	279,171	41,876	237,295
Vehicles	94,124	43,233	50,891
Computer equipment	88,693	39,445	49,248
	$915,420	$281,975	$633,445

December 31, 2005
Buildings	$186,359	$32,613	$153,746
Furniture and fixtures	219,496	60,673	158,823
Site equipment	15,387	15,387	–
Vehicles	66,043	21,422	44,621
Computer equipment	81,986	27,971	54,015
	$569,271	$158,066	$411,205

6.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

	Years ended December 31
	2006	2005
Balance, beginning of the period	$16,706,930	$11,788,621
Changes during the period
Acquisition of 20% carried contractual interests held by HDGI	151,433,012	–
Acquisition costs	81,879	–
Exploration Lands – Issuance of 977,795 common shares	–	4,918,309
Pebble Property	$168,221,821	$16,706,930

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(i)	Exploration and Resource Lands

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. At December 31, 2005, 473,700 of the 1,772,775 NDM Resource Lands shares had been sold for proceeds of US$2,039,902. During the year ended December 31, 2006, the Company managed the sale of an additional 1,277,028 NDM Resource Lands shares for proceeds paid to Teck Cominco of US$7,898,698, thereby completing its commitment regarding the resale of the NDM Resource Lands shares. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were then returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. During the year ended December 31, 2006, the Company had managed the sale of 654,502 NDM Exploration Lands shares for proceeds paid to Teck Cominco of approximately US$4,000,000, and thereby completing its commitment regarding the resale of the NDM Exploration Lands shares. During 2006, the remaining 323,293 unsold NDM Exploration Lands shares relating to this acquisition were then returned to the Company’s treasury.

In total, 345,340 common shares of the Company, at a value of $1,772,776, unsold after the Company’s obligations to Teck Cominco had been met, were returned to the treasury of the Company. The Company recorded this amount in contributed surplus and a related future income tax liability of $728,405 generated on this transaction is fully offset by previously unrecognized tax assets.

(ii)	HDGI 20% carried contractual interest

As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange have accepted the acquisition transaction. The results of HDGI’s operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the assets acquired and liabilities assumed on the date of acquisition:

Mineral property interest	$151,433,012
Future income tax liability	(62,238,565)
Purchase price	$89,194,447

Consideration – 14,002,268 common shares	$89,194,447

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Upon completion of the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, the Company, together with one or more 100% owned subsidiaries, owns a 100% right, title and interest in the entire Pebble Property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

The acquisition created a future tax liability due to the limited pools available in HDGI to offset taxable income earned in that Company relative to the carrying cost of the acquired asset on the Company’s balance sheet. Subsequent to the date of acquisition, deductible expenditures incurred by HDGI have reduced this liability and this amount has been recorded as a future income tax recovery.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The remaining 62.5% joint venture interest is held by Energold Minerals Inc. (“Energold”) (together jointly with the Company, the “Partners”). The Company continues to maintain these claims in good standing.

In October 2006, the Partners entered into an option agreement with Solomon Resources Limited (“Solomon”) whereby Solomon will have the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), located 170km north of Pickle Lake. Under the option agreement, Solomon is granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25,600 (completed). Subsequent to year-end, Solomon notified the Partners of its intent to exercise the option to earn a 50% interest. Under the option agreement to earn its 50% interest, Solomon must:

•

Issue to the Partners a total of 100,000 shares of Solomon and $35,000 or 200,000 common shares of Solomon (“Solomon shares”) by January 31, 2007. Solomon has opted to issue 200,000 Solomon shares, of which 75,000 were issued to the Company and 125,000 to Energold.

• Incur exploration expenditures totaling $1,000,000 and issue to the Partners 200,000 Solomon shares and $35,000 or 400,000 Solomon shares by January 31, 2008.
• Incur exploration expenditures cumulatively totaling $2,000,000 by January 31, 2009.

Solomon has the option to increase its interest to 60% by issuing to the Partners 300,000 Solomon shares and $100,000 by January 31, 2009 and incurring additional $1,000,000 in exploration expenditures by January 31, 2010.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance, December 31, 2003		31,733,318	21,064,437
Private placement March 2004, net of issue costs	8.00	2,750,000	21,905,914
Private placement August 2004, net of issue costs	3.55	2,816,902	9,800,333
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	106,500	53,250
Share purchase options exercised	0.75	70,000	52,500
Share purchase options exercised	1.18	10,000	11,800
Share purchase options exercised	5.00	33,999	169,995
Property option payments	6.65	1,772,725	11,788,621
Warrants exercised	0.60	30,000	18,000
Warrants exercised	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Warrants exercised	4.65	821,875	3,821,719
Replacement of lost certificate		11,905	–
Fair value of stock options allocated to shares issued on exercise		–	562,492
Balance, December 31, 2004		47,690,419	76,109,561
Private placement March 2005, net of issue costs (ii)	4.25	7,247,000	29,209,019
Share purchase options exercised	0.75	25,000	18,750
Share purchase options exercised	0.94	50,000	47,000
Share purchase options exercised	1.18	3,000	3,540
Share purchase options exercised	2.30	7,500	17,250
Share purchase options exercised	2.35	315,000	740,250
Share purchase options exercised	5.00	1,287,001	6,435,005
Share purchase options exercised	5.05	38,000	191,900
Share purchase options exercised	5.31	3,334	17,704
Warrants exercised	0.60	10,000	6,000
Warrants exercised (i)	4.15	2,176,902	9,034,143
Warrants exercised (ii)	5.00	261,656	1,308,280
Common shares issued upon property acquisition (note 6(a))	5.03	977,795	4,918,309
Fair value of stock options allocated to shares issued on exercise		–	4,305,238
Balance, December 31, 2005		60,092,607	132,361,949
Share purchase options exercised	4.50	19,932	89,694
Share purchase options exercised	4.65	100,000	465,000
Share purchase options exercised	5.00	1,897,500	9,487,500
Share purchase options exercised	5.31	99,932	530,639
Share purchase options exercised	5.40	64,933	350,638
Share purchase options exercised	7.25	22,498	163,111
Warrants exercised, net of issue costs of $922,550 (ii)	5.00	6,985,344	34,004,171
Common shares issued pursuant to share purchase agreement, net of
issue costs of $14,040 (iii)	10.00	8,745,845	87,444,410
Common shares issued upon acquisition (note 6(a)(ii))		14,002,268	89,194,447
Common shares returned to treasury		(345,340)	(1,772,776)
Fair value of stock options allocated to shares issued on exercise		–	5,045,304
Balance, December 31, 2006		91,685,519	$357,364,087

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(i)

In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005.

(ii)

In March 2005, the Company completed a private placement consisting of 7,247,000 units at a price of $4.25 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $5.00 until September 18, 2006.

(iii)

In July 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”), a subsidiary of Rio Tinto plc, for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first. Subsequent to December 31, 2006, Rio Tinto, through its subsidiary QIT-Fer Et Titane Inc., purchased 9.4 million common shares of Northern Dynasty from a significant shareholder of the Company to bring its share ownership to approximately 19.79%.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable for one common share) for the year ended December 31, 2006 is:

	Exercise	Dec 31			Expired/	Dec. 31
Expiry date	price	2005	Issued	Exercised	cancelled	2006
Sept. 18, 2006	$ 5.00	6,985,344	–	(6,985,344)	–	–

Weighted average exercise price		5.00	$ –	$ 5.00	$ –	$ –

The continuity of share purchase warrants (each warrant exercisable for one common share) for the year ended December 31, 2005 is:

	Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	price	2004	Issued	Exercised	cancelled	2005
January 14, 2005	$ 0.60	10,000	–	(10,000)	–	–
March 16, 2005	$ 9.00	553,125	–	–	(553,125)	–
August 5, 2005	$ 4.15	2,816,902	–	(2,176,902)	(640,000)	–
Sept. 18, 2006	$ 5.00	–	7,247,000	(261,656)	–	6,985,344
		3,380,027	7,247,000	(2,448,558)	(1,193,125)	6,985,344

Weighted average exercise price		$ 4.93	$ 5.00	$ 4.23	$ 6.40	$ 5.00

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(d)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants.

A new share option plan was approved by the Board and by the shareholders in June 2006. The new share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the year ended December 31, 2006 is:

	Exercise	Dec 31			Expired /	Dec. 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
November 30, 2006	$ 4.65	100,000	–	(100,000)	–	–
November 30, 2006	$ 5.00	1,897,500	–	(1,897,500)	–	–
September 28, 2007	$ 5.40	150,000	–	(64,933)	–	85,067
November 30, 2007	$ 4.50	170,000	–	(19,932)	–	150,068
November 30, 2007	$ 5.31	641,666	–	(99,932)	(26,668)	515,066
December 14, 2007	$ 5.37	15,000	–	–	–	15,000
April 30, 2009	$ 7.25	–	471,500	(22,498)	(38,332)	410,670
April 30, 2009	$ 9.81	–	62,500	–	–	62,500
April 30, 2011	$ 7.25	–	1,125,000	–	–	1,125,000
		2,974,166	1,659,000	(2,204,795)	(65,000)	2,363,371

Weighted average exercise price		$ 5.05	$ 7.35	$ 5.03	$ 6.45	$ 6.64

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended December 31, 2005 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	price	2004	Granted	Exercised	cancelled	2005
May 9, 2005	$ 0.75	25,000	–	(25,000)	–	–
July 29, 2005	$ 0.94	50,000	–	(50,000)	–	–
July 29, 2005	$ 1.18	3,000	–	(3,000)	–	–
July 29, 2005	$ 2.35	315,000	–	(315,000)	–	–
September 19, 2005	$ 2.30	7,500	–	(7,500)	–	–
November 30, 2005	$ 5.00	1,469,334	–	(1,241,000)	(228,334)	–
November 30, 2005	$ 5.05	38,000	–	(38,000)	–	–
November 30, 2006	$ 4.65	100,000	–	–	–	100,000
November 30, 2006	$ 5.00	2,192,000	–	(46,001)	(248,499)	1,897,500
September 28, 2007	$ 5.40	–	150,000	–	–	150,000
November 30, 2007	$ 4.50	–	170,000	–	–	170,000
November 30, 2007	$ 5.31	–	655,000	(3,334)	(10,000)	641,666
December 14, 2007	$ 5.37	–	15,000	–	–	15,000
		4,199,834	990,000	(1,728,835)	(486,833)	2,974,166

Weighted average exercise price		$ 4.71	$ 5.19	$ 4.32	$ 5.01	$ 5.05

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2006 and 2005 have been reflected in the statements of operations as follows:

	Years ended December 31
	2006	2005	2004
Exploration
Engineering	$636,927	$643,879	$270,562
Environmental, socioeconomic and land	224,466	255,325	517,451
Geological	1,020,985	888,302	2,323,289
	1,882,378	1,787,506	3,111,302
Operations and administration	4,162,686	2,302,389	3,267,575
Total compensation cost recognized in
operations, credited to contributed surplus	$6,045,064	$4,089,895	$6,378,877

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2006	2005	2004
Risk-free interest rate	4%	3%	3%
Expected life	4.4 years	2.5 years	2.2 years
Vesting period	0 – 24 months	0 – 18 months	0 – 18 months
Expected volatility	52%	60%	80%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(e)	Contributed surplus

Contributed surplus, December 31, 2003	$1,688,335
Changes during 2004
Non-cash stock-based compensation	6,378,877
Fair value of stock options allocated to shares issued on exercise	(562,492)
Contributed surplus, December 31, 2004	7,504,720
Changes during 2005
Non-cash stock-based compensation	4,089,895
Fair value of stock options allocated to shares issued on exercise	(4,305,238)
Contributed surplus, December 31, 2005	7,289,377
Changes during 2006
Non-cash stock-based compensation	6,045,064
Common shares returned to treasury (note 6(a)(ii))	1,772,776
Fair value of stock options allocated to shares issued on exercise	(5,045,304)
Contributed surplus, December 31, 2006	$10,061,913

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended December 31,
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$3,728,221	$2,286,249	$2,002,148
Hunter Dickinson Group Inc. (b)	–	12,800	12,800
Sidev Holdings Ltd. (c)	176,138	203,225	148,567
Brian Mountford & Associates Ltd. (d)	–	–	112,000
Galahad Gold plc (e)	31,355	47,421	129,000
Shambala Gold plc (e)	–	124,998	–
Beattie Consulting Ltd. (f)	1,950	11,835	–
Gordon J. Fretwell Law Corporation (g)	16,050	–	–

Balances receivable (payable)	At December 31, 2006	At December 31, 2005
Hunter Dickinson Inc. (a)	$192,480	$451,560
Hunter Dickinson Group Inc. (b)	–	(3,200)
Northern Dynasty director and employees (h)	3,740,000	–
	$3,932,480	$448,360

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances payable to HDI from time to time result from advances by HDI to the Company and from services rendered to, but not yet paid for by, the Company.

(b)

Hunter Dickinson Group Inc. (“HDGI”) was a private company with certain directors in common that provided consulting services to the Company. The balances payable to HDGI resulted from the services rendered to, but not yet paid for by, the Company.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI in respect of Teck Cominco’s "Pebble" gold-copper- molybdenum property in southwestern Alaska (note 6(a)).

In May 2006, the Company completed the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI

(c)

During the year ended December 31, 2006, the Company paid $176,138 (year ended December 31, 2005 – $203,225) to Sidev Holdings Ltd., a private company controlled by the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for project management services.

(d)

During the year ended December 31, 2006, the Company paid $nil (year ended December 31, 2005 – $112,000) to Brian Mountford & Associates Ltd., a private company controlled by a then director of the Company, and former President and director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company. Payments made in fiscal 2005 were for engineering and project management services and for his services as an officer of the Company, from which positions he resigned at the end of June 2005. Mr. Mountford also served as a consultant to Galahad Gold plc and its wholly owned subsidiary Shambhala Gold plc, which are significant shareholders of the Company at December 31, 2006.

(e)

During the year ended December 31, 2006, the Company paid $nil (year ended December 31, 2005 – $124,998) to Shambhala Gold plc, (a subsidiary of Galahad Gold plc) for engineering and project management services provided by Mr. Mountford to the Company. During the year ended December 31, 2006, the Company was charged $31,335 (year ended December 31, 2005 – $47,421) by Galahad Gold plc, a significant shareholder of the Company at December 31, 2006 with a director in common, for travel expenses.

(f)

During the year ended December 31, 2006, the Company paid $1,950 (period August 2, 2005 to December 31, 2005 – $11,835) to Beattie Consulting Ltd., a private company controlled by a then director of Northern Dynasty Minerals Ltd.

(g)

During the year ended December 31, 2006, the Company paid $16,050 (year ended December 31, 2005 – nil) to Gordon J. Fretwell Law Corporation, a private company controlled by a director of Northern Dynasty Minerals Ltd.

(h)

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons has been lifted (but within 90 days in any event unless a regulatory approval for an further extension is obtained). The blackout was imposed on account of their involvement in certain sensitive negotiations. The common share certificates in respect of these exercised options are held by the Company and will not be released until the required cash payment has been received. Subsequent to December 31, 2006, the blackout was lifted and the cash payment relating to the exercised options were received by the Company.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

9.	INCOME TAXES

Substantially all the difference between the actual income tax recovery of $2,602,583 and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2006 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2006	2005
Future income tax assets (liabilities)
Resource pools	$56,888,000	$36,141,000
Loss carry forwards	3,800,000	2,980,000
Equipment	110,000	60,000
Other	–	120,000
Subtotal	60,798,000	39,301,000
Valuation allowance	(59,432,099)	(39,301,000)
Net future income tax asset	$1,365,901	$–

Acquisition of HDGI – Excess of book value of mineral	(62,238,565)
property over tax value		–
Sale of NDM Exploration and Resource Lands shares –	(728,405)
Excess of book value of mineral property over tax value
Net future income tax liability	$(61,601,069)	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31	December 31
	2006	2005
Combined Canadian federal and provincial statutory rate	34.12%	34.87%

Income tax at statutory rates	$(20,138,000)	$(17,546,000)
Non-deductible items	2,098,000	1,435,000
Reduction in statutory tax rates	360,000	126,000
Difference in foreign tax rates	(3,620,000)	(2,734,000)
Change in valuation allowance	20,131,099	18,991,000
Other	531,405	(272,000)
Income tax recovery	$(637,496)	$–

At December 31, 2006, the Company had available losses for income tax purposes in Canada totaling approximately $9.4 million (2005 – $7.5 million), expiring in various years from 2007 to 2026.

The Company has capital losses available of $156,713 (2005 – $nil), which can be used to offset future capital gains.

The Company has approximately $151.9 million (2005 – $104.9 million) of resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income. In addition, the Company has approximately $148.9 million (2005 – $102.9 million) of resource tax pools available, which may be used to shelter certain resource income in the United States.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Company:

	•	issued 205,500 common shares pursuant to the exercise of share purchase options;
	•	granted 613,000 options with an exercise price of $10.32 per common share, expiring April 30, 2009.
	•	granted 828,000 options with an exercise price of $10.95 per common share, expiring February 20, 2012.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Total assets	2006	2005
Total assets under US and Canadian GAAP	$266,967,259	$31,296,012

Total liabilities	2006	2005
Total liabilities under US and Canadian GAAP	$69,440,441	$3,161,012

Total share capital and contributed surplus	2006	2005
Total share capital and contributed surplus under US and Canadian GAAP	$367,426,000	$139,651,326

Total deficit	2006	2005
Total deficit under US and Canadian GAAP	$169,899,182	$111,516,326

Loss for the year	2006	2005	2004
Loss for the year under Canadian GAAP	$(58,382,856)	$(50,317,831)	$(41,698,647)
Other comprehensive income
Mark-to-market adjustment on shares of
Taseko Mines Limited (a)	–	–	169,140
Realization on prior year mark-to-market
adjustment (a)	–	(169,140)	–
Comprehensive loss for the year under US GAAP	$(58,382,856)	$(50,486,971)	$(41,529,507)

Loss per share under US GAAP	$(0.75)	$(0.90)	$(1.04)

Comprehensive loss per share under US GAAP	$(0.75)	$(0.90)	$(1.04)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2006, 2005, and 2004.

(a)	Available-for-sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains are recorded as "other comprehensive income" and the cumulative balance of these amounts is recorded as a separate component of shareholders’ equity.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

US GAAP requires the Company to present comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income comprises net income and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Company's investment in marketable securities, namely its holdings of common shares of Taseko Mines Limited, would have a mark-to-market adjustment of $nil (2004 – $169,140) to reflect their market value of $363,906 at December 31, 2005. No such adjustment would be recorded under Canadian GAAP.

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued new and amended accounting standards for recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. One of the new standards requires companies to present comprehensive income and its components, as well as net income, in their financial statements. The new standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.

(b)	Impact of recent United States accounting pronouncements

(i)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non- Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company’s 2006 fiscal year. The adoption of SFAS 153 had no impact the Company’s financial position, results of operations or cash flows.

(iii)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The adoption of this Statement had no impact the Company’s financial position, results of operations or cash flows.

(iv)

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(v)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(vi)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The Company does not expect the adoption of this interpretation to impact the Company’s results of operations or financial position.